UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.)


Name of Issuer: Pacific Sunwear of California Inc


Title of Class of Securities: Common Stock


CUSIP Number 694873100


Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications

Date of Event which Requires Filing of this Statement: April 8, 2016

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box  [   ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D
CUSIP No.694873100

1 NAMES OF REPORTING PERSONS Skandinaviska Enskilda Banken AB (publ) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ] (b)  [   ]
3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions): AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                  [   ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION: Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 0

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)[   ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%


14 TYPE OF REPORTING PERSON (See Instructions): HC


Item 1.	Security and Issuer
	Pacific Sunwear of California Inc
	3450 East Miraloma Avenue
	Anaheim, CA 92806, USA

Item 2.	Identity and Background
(a) 	Skandinaviska Enskilda Banken AB (publ)
 	and any other reporting person(s)
	identified on Exhibit I
(b) 	C/O Skandinaviska Enskilda Banken AB (publ)
	SE-106 40 Stockholm
	Sweden
(c)	N/A
(d)	NO
(e)	NO
(f)	N/A

Item 3.	Source and Amount of Funds or Other Considerations N/A

Item 4.	Purpose of Transaction: Disposition of securities of the issuer

Item 5.	Interest in Securities of the Issuer
(a) 	 0
(b)	 0
(c)	 N/A
(d)	 N/A
(e)	 April 8, 2016

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer: See Exibit I

Item 7.	Material to Be Filed as Exhibits:
Joint Filling agreemenet and POA, See Exibit I

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:	April 15, 2016

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)

By:	/S/	JANE JONSSON		By:	/S/	JANIS OSKAJS
---------------------------		---------------------------
Jane Jonsson				Janis Oskajs
Attorney-In-Fact for Skandinaviska	Attorney-In-Fact for Skandinaviska
Enskilda Banken AB(publ)		Enskilda Banken AB(publ)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative?s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


EXHIBIT I


The Item 2 classification of Skandinaviska Enskilda Banken AB (publ) is "Item 3(g) a parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)."

The shares reported on the attached Schedule 13D are beneficially owned by the following direct subsidiaries of Skandinaviska Enskilda Banken AB (publ), as marked (X):

(A)	The Item 2 classification of each of the subsidiaries listed below
 	is "Item 3(j) Group, in accordance with Section 240.13d-1 (b)(1)(ii)(j)"

		SEB Asset Management S.A.
		P.O. Box 2053
		L-1020		Luxembourg

NOTE: ALL OF THE LEGAL ENTITITIES LISTED UNDER (A) ABOVE ARE
DIRECT SUBSIDIARIES OF SKANDINAVISKA ENSKILDA BANKEN AB (PUBL). BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS
DIRECTLY OR INDIRECTLY BY ANY ONE OF THE SUBSIDIARIES LISTED ABOVE
IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON
THE ATTACHED SCHEDULE 13D AND IS INCORPORATED INTO THE TOTAL PERCENTAGE OF CLASS REPORTED ON THE REPORTING PERSON PAGE FOR
SKANDINAVISKA ENSKILDA BANKEN AB (PUBL).
(DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT REPORTING PERSON PAGE ON THE ATTACHED SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS FOR SKANDINAVISKA ENSKILDA BANKEN AB (PUBL).



JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby agree to any and all joint filings required to be made on their behalf on Schedule 13G (including amendments thereto) under the Exchange Act, with respect to securities which may be deemed to be beneficially owned by them under the Exchange Act, and that this Agreement be included as an Exhibit to any such joint filing.
This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the date set forth below.


SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)

By: /S/ PER BJERNEKULL	By: /S/ ANTHONY RACANELLI
---------------------	---------------------
Per Bjernekull		Anthony Racanelli
General Manager		Sr. Vice President
Date: 2 February 2015	Date: 2 February 2015



SEB ASSET MANAGEMENT S.A.

By: /S/ Ralf Ferner		By: /S/ MATTHIAS EWALD
---------------------		---------------------
Ralf Ferner			Matthias Ewald
Managing Director		Deputy Managing Director
Date:	2 February 2015		Date: 2 February 2015



POWER OF ATTORNEY

We, Skandinaviska Enskilda Banken AB (publ) ("SEB AB") hereby appoint either of LINDA HEDVALL, or
JANE JONSSON,
Two acting jointly, within Compliance Control Room at SEB AB to act as SEB AB's attorney-in-fact, with full power and authority to sign on behalf of SEB AB for the sole purpose of Schedule 13G filings with the securities and Exchange Commission through the EDGAR reporting system.
We ratify and confirm that said attorneys may do by virtue hereof.

New York, NY

SKANDINAVISKA ENSKILDA BANKEN AB (publ)

By: /S/ PER BJERNEKULL	By: /S/ ANTHONY RACANELLI
---------------------	---------------------
Per Bjernekull		Anthony Racanelli
General Manager		Sr. Vice President
Date: 2 February 2015	Date: 2 February 2015